UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of: March 2014

Commission File Number: 1-9059

BARRICK GOLD CORPORATION

(Name of Registrant)

Brookfield Place, TD Canada Trust Tower

Suite 3700

161 Bay Street, P.O. Box 212

Toronto, Ontario

Canada M5J 2S1

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

EXPLANATORY NOTICE TO READER

On February 13, 2014, Barrick Gold Corporation (“Barrick”) released its 2013 Year-End Management’s Discussion and Analysis (the “MD&A”), and the MD&A was included in the Form 6-K furnished to the Commission by Barrick on February 14, 2014. Subsequent to the release of the MD&A, Barrick noted certain typographical errors in the MD&A. A corrected version of the MD&A is attached as Exhibit 99.1 hereto.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARRICK GOLD CORPORATION

Date: March 6, 2014	By:	/s/ Jennifer Mazin
Name: Jennifer Mazin
Title: Vice-President and
Assistant General Counsel

EXHIBIT

Exhibit	Description of Exhibit

99.1	Barrick Gold Corporation Management’s Discussion and Analysis for the Year Ended December 31, 2013